Exhibit 99.1

PRESS RELEASE

Bonso Electronics Reports Half Year Results

HONG KONG, Jan. 27, 2012 (Globe Newswire) -- Bonso Electronics International, Inc. (NASDAQ: BNSO) today reported its financial results for the six-month period ended September 30, 2011.

Bonso reported a net loss for the six-month period ended September 30, 2011 of approximately $182,000 or $0.03 basic and diluted loss per share, as compared to a net income of approximately $269,000 or $0.05 basic and diluted earnings per share posted during the six-month period ended September 30, 2010. Net sales for the six-month period ended September 30, 2011 decreased 15% to approximately $14.0 million from approximately $16.5 million for the six-month period ended September 30, 2010.

Mr. Anthony So, President and CEO stated: “Although the raw material cost and labor cost increased while revenue for the six-month period ended September 30, 2011 was 15% lower than that for the six-month period ended September 30, 2010, we were able to maintain the same gross profit margin of 16% with our cost control efforts. We expect the demand for our products will grow in calendar year 2012.”

About Bonso Electronics

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales, weighing instruments, health care products and telecommunications products. Bonso products are manufactured in the People's Republic of China for customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at http://www.bonso.com.

This news release includes forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward looking statements may be identified by such words or phrases as ``should,'' ``intends,'' ``is subject to,'' ``expects,'' ``will,'' ``continue,'' ``anticipate,'' ``estimated,'' ``projected,'' ``may,'' `` I or we believe,'' ``future prospects,'' or similar expressions. Forward-looking statements made in this press release, which relate to the reduction of losses and a positive impact upon our future operations as a result of the sale of assets involve known and unknown risks and uncertainties that may cause the actual results to differ materially from those expected and stated in this announcement. We undertake no obligation to update “forward-looking” statements.

-- Tables to Follow –

Consolidated Balance Sheets

(Expressed in United States Dollars)

	September 30	March 31
	2011	2011
	$ in thousands	$ in thousands
	(unaudited)	(audited)
Assets

Current assets
Cash and cash equivalents	3,592	5,407
Trade receivables, net	2,031	1,311
Other receivables, deposits and prepayments	903	708
Inventories	4,578	4,848
Income tax recoverable	1,854	1,944
Current assets of discontinued operations	5	5

Total current assets	12,963	14,223

Brand name and other intangible assets, net	4,199	4,031

Property, plant and equipment
Buildings	9,890	9,719
Construction-in-progress	3,528	1,801
Plant and machinery	21,210	20,884
Furniture, fixtures and equipment	3,228	3,146
Motor vehicles	384	445

	38,240	35,995
Less: accumulated depreciation and impairment	(32,954)	(32,437)

Property, plant and equipment, net	5,286	3,558

Total assets	22,448	21,812

Liabilities and stockholders’ equity

Current liabilities
Notes payable	1,701	1,333
Accounts payable	3,713	2,729
Accrued charges and deposits	1,530	2,199
Income tax liabilities	24	24
Current liabilities of discontinued operations	1,086	1,086

Total current liabilities	8,054	7,371

Income tax liabilities	2,595	2,595
Deferred income tax liabilities	19	19

Stockholders’ equity
Common stock par value $0.003 per share
- authorized shares - 23,333,334
- issued shares: 5,577,639, outstanding shares: 5,246,903 shares	17	17
Additional paid-in capital	21,765	21,765
Treasury stock at cost: 330,736 shares	(1,462)	(1,462)
Accumulated deficit	(11,114)	(10,932)
Accumulated other comprehensive income	2,574	2,439

	11,780	11,827

Total liabilities and stockholders’ equity	22,448	21,812

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in United States Dollars)

	Six months ended September 30,
	2011	2010
	$ in thousands	$ in thousands
	(unaudited)	(unaudited)

Net sales	13,975	16,494
Cost of sales	(11,730)	(13,832)

Gross profit	2,245	2,662

Selling expenses	(274)	(328)
Salaries and related costs	(991)	(1,123)
Research and development expenses	(228)	(245)
Administration and general expenses	(942)	(834)

Income / (loss) from operations	(190)	132
Interest income	2	3
Interest expenses	(18)	(33)
Foreign exchange loss	(9)	(46)
Other income	33	213

Net income / (loss)	(182)	269

Other comprehensive income, net of tax:
Foreign currency translation adjustments, net of tax	135	139

Comprehensive Income / (loss)	(47)	408

Loss per share

Weighted average number of shares outstanding	5,246,903	5,246,903

Earnings per share ( in U.S.Dollars per share)
- basic and diluted

	(0.03)	0.05

The diluted net loss per share was the same as the basic net loss per share for the six-month period ended September 30, 2010 and 2011 as all potential ordinary shares including the stock options and warrants are anti-dilutive and are therefore excluded from the computation of diluted net loss per share.

For more information please contact:

Albert So

Chief Financial Officer and Secretary

Tel: 852 2605 5822

Fax: 852 2691 1724

SOURCE Bonso Electronics